UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

 FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:
ABS Global Equity Long/Short RIC

235 West Galena Street
Milwaukee, Wisconsin 53212
Telephone Number (including area code):
(414) 299-2000
Name and address of agent for service of process:

Laurence K. Russian, President and Principal Executive Officer
ABS Global Equity Long/Short RIC
235 West Galena Street
Milwaukee, Wisconsin 53212

CHECK APPROPRIATE BOX:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES [X] NO [   ]

 SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the City of Greenwich and the State of Connecticut on the 31st day of July, 2015.

ABS Global Equity Long/Short RIC

		By:	/s/ Laurence K. Russian
Laurence K. Russian
Initial Trustee, President and Principal Executive Officer
Attest:	/s/ David J. Finn
David J. Finn
Principal Financial Officer, Treasurer and Secretary